Exhibit 12

Wal-Mart Stores, Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended January 31,
(Dollar amounts in millions)	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income taxes	$24,398	$23,538	$22,118	$20,867	$20,122
Capitalized interest	(60)	(63)	(85)	(88)	(150)
Consolidated net income attributable to the noncontrolling interest	(688)	(604)	(513)	(499)	(406)

Adjusted income from continuing operations before income taxes	23,650	22,871	21,520	20,280	19,566

Fixed charges:
Interest[1]	2,382	2,268	2,160	2,267	2,267
Interest component of rent	790	651	597	406	464

Total fixed charges	3,172	2,919	2,757	2,673	2,731

Income from continuing operations before income taxes and fixed charges	$26,822	$25,790	$24,277	$22,953	$22,297

Ratio of earnings to fixed charges (times)	8.5	8.8	8.8	8.6	8.2

[1]	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.